13013493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Patrick J. Canavan — (203) 719-0763 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Statement of Financial Condition

UBS Securities LLC
December 31, 2012
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, **Per E. Dyrvik**, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company")**, as of **December 31, 2012**, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Per E. Dyrvik
Managing Director

Notary Public

JUDIT MATUZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires June 30, 2016

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Comprehensive Operations.
- [ ] (e) Statement of Changes in Financial Condition.
- [ ] (f) Statement of Changes in Members' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital.
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (p) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [ ] (r) Computation of CFTC Minimum Net Capital Requirements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)*

UBS Securities LLC

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with the U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2013

UBS Securities LLC
Statement of Financial Condition

December 31, 2012
(In Thousands)

Assets		
Cash and cash equivalents		$ 494,304
Collateralized agreements:		
Securities borrowed		38,864,406
Securities purchased under agreements to resell		62,941,217
Securities received as collateral		165,198
Receivables from brokers, dealers and clearing organizations		4,663,205
Receivables from customers		10,785,595
Securities owned, at fair value	$ 22,258,833	
Securities owned, pledged as collateral, at fair value	9,657,172	
Total securities owned, at fair value		31,916,005
Exchange memberships, at cost (fair value $17,280)		16,801
Goodwill and intangible assets, with indefinite lives (net of accumulated amortization and impairment of $801,061)		21,708
Dividends and interest receivable		187,165
Other assets		522,433
		$ 150,578,037
Liabilities and members' equity		
Short-term borrowings		$ 2,621,523
Collateralized agreements:		
Securities loaned		24,670,651
Securities sold under agreements to repurchase		59,160,645
Obligation to return securities received as collateral		165,198
Payables to brokers, dealers and clearing organizations		5,511,202
Payables to customers		31,980,682
Securities sold, not yet purchased, at fair value		10,178,574
Dividends and interest payable		208,021
Other liabilities and accrued expenses		1,065,795
		135,562,291
Subordinated borrowings		10,425,000
Members' equity		4,590,746
		$ 150,578,037

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc., a direct wholly owned subsidiary of the Parent, owns all of the Company's Preferred Member's Interest. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 10 for additional information.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the U.S., which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigations, the carrying amount of goodwill and intangible assets with indefinite lives, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, and are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. Transactions are presented net in the accompanying statement of financial condition where net presentation is permitted. It is the Company's policy to take possession of resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and securities loaned result from transactions primarily with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Securities Owned and Securities Sold, not yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased are stated at fair value. The fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities. Proprietary securities and commodities transactions are recorded on a trade date basis.

The Company is a non-transferor sponsor for securitizations in various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models, which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a carrying value that reflects management's estimate of the impairment.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill and intangible assets, with indefinite lives, are not amortized; instead, these assets are subject to impairment tests on an annual and interim basis. Under FASB ASC Topic 350 "Intangibles – Goodwill and Other", the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill and intangible assets for each reporting unit for which the first step indicated impairment. If the goodwill and intangible assets assigned to a reporting unit exceed the implied fair value of the goodwill and intangible assets, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill and intangible assets assigned to a reporting unit, and the loss establishes a new basis in the goodwill and intangible assets. The Company determines the fair value of a reporting unit using a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount and growth rates, and the amount and timing of expected future cash flows. As a result of management's intention to accelerate the implementation of the strategy to simplify the Company which includes further changes to the Investment Bank business, the Company recorded an impairment to goodwill and intangible assets with indefinite lives during 2012.

Intangible assets with definite lives, consisting of customer relationships, totaling $143,200 (less accumulated amortization of $108,648) are amortized over ten years and are included net in other assets, on the statement of financial condition. In addition, these intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable. The Company recorded an impairment to intangible assets with definite lives during 2012.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's statement of financial condition as a component of other assets.

Dividends and Interest

Interest is accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts and interest bearing trading assets and liabilities included in securities owned, at fair value and securities sold, not yet purchased, at fair value. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates.

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. generally accepted accounting principles ("U.S. GAAP") require a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 14 for additional information.

Accounting Developments

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (ASC Topic 860), "Reconsideration of Effective Control for Repurchase Agreements" ("ASU No. 2011-03"). ASU No. 2011-03 removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This requirement is effective for periods beginning after December 15, 2011. The Company adopted ASU 2011-03 on January 1, 2012, and it did not have a material impact on the Company's statement of financial condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments (continued)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (ASC Topic 820), "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Report Standards ("IFRS")" ("ASU No. 2011-04"). The amendments establish common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. For many requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements of ASC Topic 820. This requirement is effective for periods beginning after December 15, 2011. The Company adopted ASU 2011-04 on January 1, 2012. See Notes 5 and 6 for additional information.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (ASC Topic 220), "Presentation of Comprehensive Income" ("ASU No. 2011-05"). Among other presentation amendments, ASU No. 2011-05 eliminates the current option to present the components of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity. This requirement is effective for periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (ASC Topic 220), "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05" ("ASU No. 2011-12"). ASU No. 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated OCI in both net income and OCI on the face of the financial statements. This requirement is effective for fiscal years ending after December 15, 2012, and interim and annual reporting periods thereafter. The Company adopted ASU No. 2011-05 on December 31, 2012.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Goodwill for Impairment" ("ASU No. 2011-08"). This accounting guidance simplifies how companies test goodwill for impairment. It allows companies an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, a company would no longer be required to calculate the fair value of a reporting unit unless the company determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This is effective for periods beginning after December 15, 2011, with early adoption permitted. The Company adopted ASU 2011-08 on January 1, 2012, and it did not have a material impact on the Company's statement of financial condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments (continued)

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (ASC Topic 210), "Disclosures about Offsetting Assets and Liabilities" ("ASU No. 2011-11"), and in January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210) "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which clarifies the requirements of ASU 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this will have on its statement of financial condition.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU No. 2012-02"). This accounting guidance gives a company the option to make a qualitative assessment about the likelihood that an indefinite-lived asset is impaired to determine whether it should perform a quantitative impairment test. It also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting a company to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived asset for impairment, which is equivalent to the impairment testing requirement for other long-lived assets. These amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company is currently assessing the impact that this will have on its statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

Included in cash and cash equivalents at December 31, 2012 is $349,284 of cash segregated, secured and sequestered in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of approximately $3,271,263, which are included in securities purchased under agreements to resell on the statement of financial condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal and Other Regulations (continued)

At December 31, 2012, the Company was required to segregate $8,677,320, secure $2,857,168 and sequester $191,287 of cash or securities under the Commodity Exchange Act. The Company had $9,239,623 segregated, $3,257,898 secured, and $391,020 sequestered which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition. Securities deposited with clearing organizations or segregated under federal and other regulations are sourced from resale agreements and securities owned, at fair value on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2012, consist of the following:

Receivables from brokers, dealers and clearing organizations	
Foreign commodity affiliate brokers	$ 1,988,940
Receivables related to commodities clearing activity	1,545,668
Securities failed to deliver	861,863
Pending trades (net)	123,607
Affiliate securities accounts	95,977
Other	47,150
Total	$ 4,663,205
Payables to brokers, dealers and clearing organizations	
Affiliate securities accounts	$ 3,150,812
Affiliate commodity accounts	1,383,766
Securities failed to receive	766,393
Payables related to commodities clearing activity	120,711
Foreign commodity affiliate brokers	58,858
Other	30,662
Total	$ 5,511,202

5. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The Company most frequently applied valuation techniques and pricing models including discounted cash flow models, market comparable models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Market comparable models determine the value based on the market prices of similar assets or liabilities. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and financial control functions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product control function, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

The Company utilizes a three-level valuation hierarchy that ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified in one of the following three categories:

> Level 1: Quoted market prices in active markets for identical assets or liabilities, which primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and listed equities.

5. Fair Value Measurement (continued)

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data, which includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3: Unobservable inputs that are not corroborated by market data, which is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value. See Note 6 for additional information.

U.S. Government and agency obligations

U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. U.S. Government securities are generally categorized as Level 1 of the fair value hierarchy.

Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized as Level 1 of the fair value hierarchy. Non-actively traded non-callable and callable agency-issued debt securities are generally categorized as Level 2 of the fair value hierarchy.

5. Fair Value Measurement (continued)

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables. Agency mortgage pass-through pool securities are generally categorized as Level 1 of the fair value hierarchy with some relatively less liquid pools categorized as Level 2. Agency CMO are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates. Corporate bonds and convertible securities are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities (continued)

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative and qualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors. RMBS, CMBS and ABS are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and ABS are categorized as Level 3 of the fair value hierarchy.

Collateralized debt obligations ("CDO") are valued independently using fundamental analysis and industry standard cash flow tools taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, as well as liquidity. Key inputs to such models include current and future economic conditions, the securities' projected performance, as well as liquidity in the market, among other factors. Collateral analysis is done based on techniques similar to those described for RMBS, CMBS and/or ABS. CDOs are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

Student loan auction rate certificates ("SLARC") are debt instruments issued by corporations or states. The coupon rates are reset periodically through a series of auctions. The coupon and principal payment are backed by pools of student loans. SLARC are valued based on model generated future cash flows discounted at an appropriate rate. The key assumptions impacting cash-flows are default rates (on private deals), deferment and forbearance rates, prepayments and estimated fail rate coupons amongst others. Model based prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions. SLARC are categorized as Level 3 of the fair value hierarchy. SLARC issued by corporations are included under *"Corporate debt, including convertible securities"*, while the ones issued by states are included under "*State and municipal obligations*".

(In Thousands, except share data)

5. Fair Value Measurement (continued)

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available. To the extent these equity securities and warrants are actively traded, they are categorized as Level 1 of the fair value hierarchy; otherwise, they are categorized as Level 2 of the fair value hierarchy.

Fund units are generally marked to the exchange-traded price or net asset value ("NAV"), and if actively traded are categorized in Level 1 of the fair value hierarchy; otherwise they are marked to NAV and categorized as Level 2 of the fair value hierarchy.

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations. The dividend rate is set periodically through a series of auctions. APS are currently valued using internally developed techniques mainly based on unobservable inputs such as discount rates and maturity. These values are further calibrated to any market prices that might be observable via dealer indications or announced redemptions. APS are categorized as Level 3 of the fair value hierarchy.

Options

Options that are actively traded are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy. Options that are not actively traded are valued based on option pricing models and are generally categorized as Level 2 of the fair value hierarchy.

State and municipal obligations

In addition to SLARC issued by states and APS, the auction rate securities portfolio includes auction rate municipal securities ("ARS MUNI"). ARS MUNI are mainly comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms. ARS MUNI are currently valued using internally developed techniques based off largely unobservable inputs such as discount rates and life of the bond. These prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions. ARS MUNI are categorized as Level 3 of the fair value hierarchy.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

Money market and commercial paper

It is mainly comprised of commercial paper and certificates of deposit. These financial instruments have short-term maturities and carry interest rates that approximate market. Commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested. Commercial paper and certificates of deposit are generally categorized as Level 2 of the fair value hierarchy; however if external prices or significant inputs are unobservable they are categorized as Level 3 of the fair value hierarchy.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2012, securities owned and securities sold, not yet purchased by the Company are as follows:

Securities owned, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 12,678,824	$ 768,421	$ –	$ 13,447,245
Mortgage-backed obligations	3,975,898	6,550	–	3,982,448
Corporate debt, including convertible securities	91,279	4,592,259	1,788,277	6,471,815
Equities and warrants	1,644,125	53,387	2,140,356	3,837,868
Options	534,789	138	–	534,927
State and municipal obligations	–	–	3,562,969	3,562,969
Money market and commercial paper	–	78,733	–	78,733
	$ 18,924,915	$ 5,499,488	$ 7,491,602	$ 31,916,005

Securities sold, not yet purchased, at fair value	(Level 1)	(Level 2)	(Level 3)	Total fair value
U.S. Government and agency obligations	$ 6,692,452	$ 265,284	$ –	$ 6,957,736
Mortgage-backed obligations	15,740	45	–	15,785
Corporate debt, including convertible securities	121,014	1,032,715	8,269	1,161,998
Equities and warrants	1,409,463	101,313	113	1,510,889
Options	532,138	28	–	532,166
	$ 8,770,807	$ 1,399,385	$ 8,382	$ 10,178,574

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

During the twelve months ended December 31, 2012, the Company did not have any material transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

The following table of securities owned and securities sold, not yet purchased at fair value of Level 3 balances provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value at December 31, 2012. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs[1] / Sensitivity**	**Range of input values**
Corporate debt, including convertible securities	**$ 1,788,277**	**$ 8,269**			
ABS	246	175	Market Comparables and Cash Flow Analysis	Price	30 - 109
				CPR	0 - 7
				CDR	0 - 8
				Severity	30 - 96
				Yield	3 - 12%
CDO	40,818	1	Market Comparables and Cash Flow Analysis	Price	0 - 94
				CPR	0 - 30
				CDR	0 - 100
				Severity	0 - 100
				Yield	6 - 12%
Corporate bonds	201,987	4,531	Market Comparables and Cash Flow Analysis	Price	0 - 67
				Yield	8%
			Pricing Model	Recovery	0 - 70%
				DM Spread	387 - 746
CMBS	2,297	–	Market Comparables and Cash Flow Analysis	Price	0 - 118
				Yield	5 - 25%
RMBS	193,575	3,562	Market Comparables and Cash Flow Analysis	Price	0 - 118
				CPR	0 - 40
				CDR	0 - 70
				Severity	0 - 143
SLARC	1,349,354	–	Cash Flow Analysis	Price	18 - 98
				CPR	2 - 6
				Severity	1 - 90
				SLCD	10 – 40
				DM Spread	180 - 1300

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs [1] / Sensitivity**	**Range of input values**
Equities and warrants	**$ 2,140,356**	**$ 113**			
APS	2,138,901	–	Pricing Model	Price	73 - 95
				Yield	1 – 4%
				WAL	4 - 10 years
Equities [2]	1,455	113	–	–	–
State and municipal obligations	**$ 3,562,969**	**$ –**			
ARS Muni	1,084,809	–	Market Comparables	Price	71 - 95
			Pricing Model	Price	65 - 96
				Yield	1 - 4%
				WAL	2 - 10 years
SLARC	2,478,160	–	Cash Flow Analysis	Price	18 - 98
				CPR	2 - 6
				Severity	1 - 90
				SLCD	10 – 40
				DM Spread	180 - 1300
Total	**$ 7,491,602**	**$ 8,382**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate. Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also even wrapped bonds in the lower part of the structure can benefit from higher default rates.

SLCD - Student Loan Cumulative Default Rate: Same as CDR, except it measures the lifetime cumulative default rate on a collateral pool rather than the annual default rate.

Severity / Recovery - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value. Recovery is the reverse of severity and calculated by subtracting the severity from the par value of an asset.

Yield / Discount Margin ("DM") Spread - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. DM Spreads are a rate or rates applied on top of a floating index to discount cash flows. Significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Weighted Average Life ("WAL") - The weighted average of the time until principals are received. In general, significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value.

[2] Level 3 Equity positions have no material inputs.

Securities owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $6,094,525 at December 31, 2012 as follows:

U.S. Government and agency obligations	$ 4,298,198
Mortgage-backed obligations	729,790
Corporate debt, including convertible securities	1,064,888
Money market and commercial paper	1,649
	$ 6,094,525

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities received as collateral and obligation to return securities received as collateral, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings. All financial instruments carried at contract amounts that either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. In instances where the unobservable inputs are deemed significant, resale agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

(In Thousands, except share data)

7. Financial Instruments (continued)

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities. See Note 5 for additional information.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 494,304	$ 494,304	$ 494,304	$ –	$ –
Securities borrowed	38,864,406	39,403,556	–	39,403,556	–
Securities purchased under agreements to resell	62,941,217	64,788,759	–	64,788,759	–
Securities received as collateral	165,198	165,198	–	165,198	–
Receivables from brokers, dealers and clearing organizations	4,663,205	4,663,205	–	4,663,205	–
Receivables from customers	10,785,595	10,785,595	–	10,785,595	–
Exchange memberships	16,801	17,280	7,592	9,688	–
Dividends and interest receivable	187,165	187,165	–	187,165	–

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 2,621,523	$ 2,621,523	$ –	$ 2,621,523	$ –
Securities loaned	24,670,651	25,425,572	–	25,425,572	–
Securities sold under agreements to repurchase	59,160,645	59,235,133	–	59,235,133	–
Obligation to return securities received as collateral	165,198	165,198	–	165,198	–
Payables to brokers, dealers and clearing organizations	5,511,202	5,511,202	–	5,511,202	–
Payables to customers	31,980,682	31,980,682	–	31,980,682	–
Dividends and interest payable	208,021	208,021	–	208,021	–
Subordinated borrowings	10,425,000	10,425,000	–	10,425,000	–

7. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2012, the Company obtained securities with a fair value of approximately $153,866,607 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

7. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, swaps, and forwards. The Company records its derivative activities at fair value.

A large portion of the Company's derivative financial instruments are "to-be-announced" ("TBA") mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

In the normal course of business, the Company enters into transactions for delayed-delivery, TBA, and when-issued securities for which unrealized gains of $16,505 and unrealized losses of $9,735 are recorded in other assets and other liabilities and accrued expenses, respectively, on the statement of financial condition at December 31, 2012. These transactions, for purposes of valuation hierarchy, are classified as Level 1 as of December 31, 2012.

The Company enters into transactions in options, futures, swaps, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

(In Thousands, except share data)

7. Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company had entered into economic hedge transactions, mainly consisting of total return swaps, directly with an affiliate. These transactions were used to hedge against interest rate, market and credit risks associated with commercial mortgage backed securities and student loan auction rate securities. The Company did not apply hedge accounting as defined in FASB ASC Topic 815 – "Derivatives and Hedging", as all financial instruments were marked to market with changes in fair value reflected in earnings. These derivative contracts were short term in nature as they were settled and reset monthly. All of these transactions were closed by December 31, 2012.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan, which is sponsored by the Parent and provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution plan (as discussed below) and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new retirement contribution feature of the defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan. Effective January 1, 2012, the retirement contribution was equal to 1.5% - 3.5% of eligible compensation depending on a participant's date of employment, subject to certain limitations prescribed by the Internal Revenue Code.

The Company participates in Parent-sponsored postretirement medical, dental and life insurance plans. For employees hired on or before December 31, 2007, retiree premiums are subsidized, retiree contributions are adjusted annually and deductibles, coinsurance, and/or copays apply. The postretirement life insurance plan is non-contributory; the Parent's policy is to pay premiums as required by the carrier. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis. On June 28, 2012, the plans were amended such that employees who retire on or after January 1, 2014 will be offered retiree medical and dental coverage on an unsubsidized basis. In addition, post-retirement life insurance will no longer be offered to employees who retire on or after January 1, 2014.

(In Thousands, except share data)

8. Employee Benefit Plans (continued)

For employees hired on or after January 1, 2008, retiree premiums are unsubsidized, costs are adjusted annually, deductibles, coinsurance and/or copays apply, and postretirement life insurance does not apply. With respect to the postretirement medical and dental, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. Effective January 1, 2013, the Company's matching contributions to each participant will be limited to an annual limit of $3. Eligible participants may also receive a retirement contribution (as discussed above) under the defined contribution 401(k) plan. A participant is 100% vested in his or her retirement contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death. In addition, participants in the plan on December 31, 2012, will continue to be immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the defined contribution plan.

Effective January 1, 2013, the plan was amended such that employees newly eligible for the plan on or after January 1, 2013 will be required to complete three years of vesting service in order to become fully vested in the matching contributions made by the Company. Generally, to receive a retirement contribution and/or retain the Company's matching contributions for the year, a participant must be an active employee on December 31 of that year.

9. Employee Incentive Plans

Selected personnel received part of their variable compensation in the form of awards granted under deferred compensation plans.

(In Thousands, except share data)

9. Employee Incentive Plans (continued)

Awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years. During 2009, the Company only granted share awards to certain employees for which it had a contractual commitment; and most awards were generally granted in the form of deferred cash, which vests ratable over three years subject to performance conditions being met. The last tranche of this plan was distributed in 2012 and no further grants will be made under this plan. Starting in 2010, awards are generally made in restricted Parent shares (or notional shares), which vest ratable over three years. During 2010, selected employees received grants of performance shares under a one-off forward looking plan, which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after five years. No further grants will be made under this plan. During 2012 selected employees received grants of performance shares under a one-off forward looking plan, which vest after three years subject to performance conditions being met. Depending on the achievement of the performance conditions, between 100% and 0% of the originally awarded performance shares vest after three years.

The Company offers a share purchase plan. Until the end of 2009, this plan provided eligible employees the opportunity to purchase Parent shares at their market value on the purchase date and receive two options for each Parent share purchased, up to a maximum limit. Since 2009 eligible employees can purchase UBS shares at market price, and receive one free share for every three purchased through the program. These free shares vest after three years, with vesting subject to continued employment. Share purchases can be made annually from bonus compensation, or monthly based on regular deductions from salary.

Currently, some Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a financial services organization. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 8% at December 31, 2012.

In general, the Company determines the fair value of share and other option awards on the date of grant, which is generally expensed over the vesting period. Awards over cash are also expensed over the vesting period. Awards are generally granted to employees by the Parent and are settled by the Parent.

At December 31, 2012, the total compensation cost related to non-vested awards not yet recognized in 2012, will be $204,979, which is expected to be recognized over a weighted average period of 1.63 years.

(In Thousands, except share data)

10. Members' Equity

At December 31, 2012, members' equity reported on the statement of financial condition includes Class A and Class B Members' Interests and Preferred Member's Interest, all of which were held by the Parent or UBS Americas Inc. The Preferred Member's Interest are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Member's Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Member's Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

11. Commitments and Contingencies

Commitments

The Company enters into forward starting resell agreements (agreements that have a trade date at or prior to December 31, 2012 and settle subsequent to December 31, 2012) primarily collateralized by U.S. Government, agency and mortgage-backed securities. At December 31, 2012, these agreements have a carrying value of $1,920,000 of which $795,000 settles within 31 days, $1,100,000 settles within 32-90 days, and $25,000 settles after 91 days. These agreements are not recorded on the Company's statement of financial condition until the effective date of the transaction.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2012.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The Company believes that any potential requirement to make payments under these agreements is remote.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Leases

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in August 2014. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2013	$ 16,013	$ 542
2014	15,789	450
2015	13,940	200
2016	7,652	–
2017	2,579	–
Thereafter	697	–

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the statement of financial condition, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, the Company may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in other liabilities and accrued expenses on the statement of financial condition.

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

Certain potentially significant legal proceedings or threatened proceedings as of December 31, 2012 are described below. In some cases the Company provides the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. The Company is unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. The Company also believes that disclosure of such estimates could seriously prejudice our position in these matters.

In 2011, the Parent announced a $140.3 million settlement with the SEC, the Antitrust Division of the US Department of Justice ("DOJ"), the Internal Revenue Service ("IRS") and a group of state Attorneys General relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against the Company and affiliates, among numerous other firms, remain pending. Approximately $63 million of the regulatory settlement was made available to potential claimants through a settlement fund, the majority of which has been claimed, thereby reducing the total monetary amount at issue in the class actions for the Company.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In 2008, the Parent entered into settlements with the SEC, the New York Attorney General ("NYAG") and the Massachusetts Securities Division whereby the Company agreed to offer to buy back ARS from eligible customers, and to pay penalties of $150 million ($75 million to the NYAG and $75 million to the other states). The Parent has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The SEC continues to investigate individuals affiliated with the Parent regarding the trading in ARS and disclosures. The Parent was also named in (i) several putative class actions, which were thereafter dismissed by the court and/or settled, except for one antitrust class action which was dismissed by the court and remains pending on appeal; (ii) arbitration and litigation claims asserted by investors relating to ARS underwritten by the Company and an affiliate; and (iii) arbitration and litigation claims asserted by ARS issuers, including a pending litigation under state common law and a state racketeering statute seeking at least $40 million in compensatory damages, plus exemplary and treble damages, and several pending arbitration claims filed in 2012 and 2013 alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief.

The Parent, including the Company, is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and, in particular, mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating the Company's structuring and underwriting of certain collateralized debt obligations ("CDO") during the first and second quarters of 2007. The Parent and the Company have provided documents and testimony to the SEC and are continuing to cooperate with the SEC in its investigation. In February 2013, the SEC advised that it is terminating its investigation of the Parent's and the Company's valuation of super senior tranches of CDOs during the third quarter of 2007 without recommending any enforcement action. The Parent and the Company have also communicated with and have responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the financial crisis. These matters concern, among other things, the Parent's and the Company's (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The Company (along with certain affiliates) is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by the Company in which plaintiffs allege, under various legal theories, that the Company misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses, including one case in which plaintiffs claim losses of at least $331 million. These cases include a lawsuit filed in the Superior Court of the State of Connecticut in 2008 by Pursuit Partners, LLC and Pursuit Investment Management, LLC asserting misrepresentation and fraud claims against the Parent, the Company and an employee of the Company, relating to alleged "creation, marketing, and sale" in 2007 "of notes in certain CDOs, including but not limited to CDO notes issued by an affiliate". On November 6, 2012 the court granted the Company's motion to dismiss. Plaintiffs have filed a motion seeking reconsideration of the court's ruling.

From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. residential mortgage-backed securities ("RMBS"). The Company has been named as a defendant relating to its role as underwriter of RMBS in a large number of lawsuits relating to approximately $44 billion in original face amount of RMBS underwritten by the Company. Some of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately $11 billion was issued in offerings for which the Company acted as underwriter and for which a UBS-related entity transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust (UBS-sponsored RMBS). The remaining $33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which the Company acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, the Company has indemnification rights against surviving third-parties for losses or liabilities incurred by the Company, but the Company cannot predict the extent to which it will succeed in enforcing those rights.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

These lawsuits include actions brought by the Federal Housing Finance Authority ("FHFA"), as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, the "GSEs") in connection with the GSEs' investments in $4.5 billion in original face amount of UBS-sponsored RMBS and $1.8 billion in original face amount of third-party RMBS. These suits assert claims for damages and rescission under federal and state securities laws and state common law and alleges losses of approximately $1.2 billion. The court denied the Company's motion to dismiss in May 2012, but we are awaiting a decision from the US Court of Appeals for the Second Circuit on an appeal with respect to two legal issues that were the subject of the Company's motion to dismiss. The FHFA also filed suits in 2011 against the Company and other financial institutions relating to their role as underwriter of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law.

In July 2012, a federal court in New Jersey dismissed with prejudice on statute of limitation grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, including the Company, among others, in connection with $2.6 billion in original face amount of UBS-sponsored RMBS. The plaintiff filed a notice of appeal in August 2012.

A putative consolidated class action has been filed in the U.S. District Court for the Southern District of New York against the Parent, a number of current and former directors and senior officers and certain broker-dealers, including the Company (the "Defendants") that underwrote the Parent's May 2008 Rights Offering alleging violation of the U.S. securities laws in connection with the Parent's disclosures relating to the Parent's positions and losses in mortgage-related securities, the Parent's positions and losses in auction rate securities, and the Parent's U.S. cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the U.S., and, in September 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the U.S. for failure to state a claim. Plaintiffs have appealed the court's decision.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

HSH Nordbank AG ("HSH") has filed an action against the Parent and the Company (the "Defendants") in New York State court relating to $500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited ("NS4"). The notes were linked through a credit default swap between the NS4 issuer and the Parent to a reference pool of corporate bonds and asset-backed securities. HSH alleges that Defendants knowingly misrepresented the risk in the transaction, sold HSH notes with "embedded losses", and improperly profited at HSH's expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking $500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. In March 2012, a New York state appellate court dismissed HSH's fraud claim and affirmed the trial court's dismissal of its negligent misrepresentation claim and punitive damages demand. As a result, the claims remaining in the case were for breach of contract and breach of the implied covenant of good faith and fair dealing. HSH has sought permission to appeal the appellate court's decision to the New York Court of Appeals.

Since 2011, multiple putative class action complaints have been filed and consolidated in federal court in Manhattan, against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of its initial public offering (IPO), and its underwriters, including the Parent and the Company. The second amended complaint filed in July 2012 alleges, with respect to the underwriters, that the registration statement and prospectus filed in connection with SinoTech's $168 million IPO of American Depositary Shares, of which the Parent and the Company underwrote 70%, contained materially misleading statements and omissions, including allegations regarding the authenticity and accuracy of certain asset purchase contracts purportedly entered into between SinoTech and its vendors. Plaintiff asserts violations of the US federal securities laws and seeks unspecified compensatory damages, among other relief. The Parent, the Company and several other defendants have reached an agreement to settle the lawsuit, which is subject to court approval.

In June 2010, the Company was named as a defendant in a putative class action complaint brought in federal court in Oklahoma relating to its role as underwriter and seller in a bond offering of $182 million in zero coupon bonds originally issued in 1984 by Greater Southwestern Funding Corporation ("GSF"). The complaint alleges that GSF breached its contractual obligation to make payments on the bonds and is liable for the principal and interest due on the bonds, and that the Company is liable for GSF's contract indebtedness under equitable theories, including a corporate "veil-piercing" claim. A class was certified in December 2011. UBS's motion for summary judgment seeking dismissal of all claims against UBS is pending.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings (continued)

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business.

In the opinion of management, after consultation with legal counsel, the ultimate resolution of such aforementioned litigation will not have a materially adverse effect on the Company's financial position.

12. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses on the statement of financial condition, were $43,000 and $130,092, respectively, at December 31, 2012.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

As of December 31, 2012, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash and cash equivalents	$ 354,741	$ –
Securities borrowed / loaned	13,012,438	23,154,685
Resale/repurchase agreements	8,189,831	38,357,225
Securities received / returned as collateral	165,160	165,160
Amounts with brokers, dealers and clearing organizations	2,412,048	4,756,313
Amounts with customers	52,055	88,431
Short-term borrowings	–	2,611,024
Accrued interest	11,389	17,057
Other assets / liabilities and accrued expenses	50,051	138,502

Short-term borrowings are due on demand and bear interest based on variable rates.

(In Thousands, except share data)

13. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $2,000,000 maturing on September 28, 2017, $525,000 maturing on December 29, 2014, $250,000 maturing on December 31, 2013, $750,000 maturing on December 31, 2015, and $2,100,000 maturing on February 28, 2016.

The Company also has revolving subordinated loan agreement with UBS Americas Inc. This agreement provides revolving credit line of $11,600,000 through December 31, 2013, with final maturity at December 31, 2014. As of December 31, 2012, the Company has drawn down $4,800,000 of the $11,600,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated the one month LIBOR at December 31, 2012.

All subordinated borrowings have been approved by FINRA and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 15).

14. Asset-Backed Securitization Vehicles

The Company is in the business of sponsoring securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

At December 31, 2012, the Company retained $336,738 in CMBS; $58,252 in CDOs and Collateralized Loan Obligations (CLO); and $29,600 in non-agency residential mortgage securities. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. Substantially all retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

(In Thousands, except share data)

14. Asset-Backed Securitization Vehicles (continued)

The Company and its affiliates sponsored securitizations utilizing special purpose entities ("SPEs") as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interests in connection with securitization activities. At December 31, 2012, the Company did not have to consolidate any VIEs.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss. The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2012, the Company had net capital of $11,173,957, which was $10,318,194 in excess of the required net capital of $855,763. The Company's ratio of net capital to aggregate debit items was 42%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

(In Thousands, except share data)

16. Income Taxes (continued)

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a valuation allowance of $920,106 has been recorded. Since December 31, 2011, the valuation allowance increased by $33,089.

The components of the Company's deferred tax assets and liabilities as of December 31, 2012 were as follows:

Net Operating Loss Carry forwards	$	880,216
Employee Benefits		19,823
Other Deferred Tax Assets		25,203
Total Deferred Tax Assets		925,242
Less: Valuation Allowance		(920,106)
Deferred Tax Assets Net of Valuation Allowance		5,136
Less: Deferred Tax Liabilities		(5,136)
Total Net Deferred Tax Assets	$	-

(In Thousands, except share data)

16. Income Taxes (continued)

At December 31, 2012, the Company's net operating loss carryforwards will begin to expire in 2027. For UBT purposes, there is generally no carryback allowed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as at January 1, 2012	$ 26,617
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	-
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period	-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period	-
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority	(12,872)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	-
Total amounts of unrecognized tax benefits as of December 31, 2012	$ 13,745
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 11,338
The total amounts of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition	$ 3,395

The Company files U.S. federal, state and local income tax returns as a partnership. During 2012, the Company finalized the IRS examination for the tax years 2005 through 2008. As of December 31, 2012, the Company is currently under examination by the IRS for the tax years 2009 through 2011. Additionally, the Company is under examination by New York City for its NYC UBT returns for the tax years 2003 through 2007.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

17. Subsequent Event

The Company has evaluated subsequent events through February 27, 2013, the issuing date of the statement of financial condition. The Company, except for what is disclosed in Note 11, did not note any subsequent events requiring disclosure to the statement of financial condition.

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